THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq. Edward H. Weaver, Esq.**	Craig V. Butler, Esq. * Admitted only in California* Admitted only in Utah**

July 2, 2008

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  David L. Orlic

Re:          YaFarm Technologies, Inc.
Preliminary Information Statement on Schedule 14C
Filed June 23, 2008
File No. 0-52739

Dear Mr. Orlic:

We herein provide the following responses to your comment letter dated July 1, 2008, regarding the above-referenced Preliminary Information Statement on Schedule 14C for YaFarm Technologies, Inc. (the “Company”).  I have summarized your comments in bold followed by the Company’s response.

Preliminary Information Statement

Amendment to Effectuate Reverse Stock Split, page 5

1.           Please disclose, in tabular format, the number of shares of the company’s common stock currently authorized, currently issued and outstanding, and currently authorized but unissued, and the number of shares in those same categories after completion of the reverse stock split.

A table with the foregoing information has been added on page six of the Company’s Preliminary Information Statement on Schedule 14C.

IRVINE OFFICE: 9900 RESEARCH DRIVE IRVINE CALIFORNIA • 92618	SALT LAKE CITY OFFICE: 406 W. SOUTH JORDAN PARKWAY SUITE 160 SOUTH JORDAN UTAH • 84095

(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

YAFARM RESPONSE TO SEC COMMENTS ON 14C DATED 7-1-08 (00031434)

David L. Orlic
United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2008

2.           Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings.  If not, please disclose in your  Preliminary Information Statement that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

Disclosure that the Company has no plans to issue the newly available authorized shares has been added on pages six and seven.

3.           Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares.  Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.  Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

A section discussing the possible anti-takeover effects of the effective increase in the Company’s authorized shares, including the disclosure you request above, has been added to the Preliminary Information Statement, beginning on page six.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to this matter.  Please do not hesitate to contact me if you have any questions.

Sincerely,

/s/ Edward H. Weaver, Esq.
Edward H. Weaver, Esq.